Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in this Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (No. 333-287338) of Adaptin Bio, Inc. (“the Company”) of our report dated April 1, 2026, which includes an explanatory paragraph relating to the substantial doubt over the Company’s ability to continue as a going concern, relating to the consolidated financial statements which are comprised of the consolidated balance sheets, consolidated statements of operations, consolidated statements of changes in stockholders’ deficit, and the consolidated statements of cash flows, all of which appear in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025.

We also consent to the reference to us under the “Experts” section in the Prospectus.

/s/ WithumSmith+Brown, PC

East Brunswick, New Jersey

July 21, 2026